                                   EXHIBIT 99.1

The information in this prospectus supplement is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                  SUBJECT TO COMPLETION, DATED _______, 199_

PROSPECTUS SUPPLEMENT
(To Prospectus Dated August 14, 1998)

                                $__,000,000


                             [OLD KENT LOGO]

                      OLD KENT FINANCIAL CORPORATION

                    _.__% SUBORDINATED NOTES, DUE 20__

     The ___% Subordinated Notes due 20__ (the "Notes") will mature on ____, 20__. Interest on the Notes is payable semiannually on ____ and
____, beginning _____, 199_. The Notes may not be redeemed prior to their stated maturity and will not be subject to any sinking fund. The Notes will be unsecured and subordinated to the Senior Indebtedness of Old Kent Financial Corporation ("Old Kent") as described in this Prospectus Supplement. The Notes will not be listed on any securities exchange.

     The Notes will be represented by "Global Securities" registered in the name of the nominee of The Depository Trust Company ("DTC"). Interests in the Global Securities will be shown on, and transfers thereof, will be effected only through records maintained by DTC and its direct and indirect participants. Except as described in this Prospectus Supplement, Notes in definitive form will not be issued. Settlement for the Notes will be made in immediately available funds. The Notes will trade in DTC's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Notes will also settle in immediately available funds. So long as the Notes are represented by the Global Securities, all payments of principal and interest on the Notes will be made by Old Kent in immediately available funds.

     THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT SUPPLEMENTS, AND SHOULD BE READ IN CONJUNCTION WITH, THE INFORMATION CONTAINED IN THE ACCOMPANYING PROSPECTUS.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE
SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THESE SECURITIES NOR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THESE SECURITIES ARE NOT SAVINGS ACCOUNTS, DEPOSITS, OR OTHER OBLIGATION OF ANY BANK OR NONBANK SUBSIDIARY OF OLD KENT AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER
GOVERNMENTAL AGENCY.

                              Price to      Underwriting      Proceeds to
                              Public<F1>      Discount        Old Kent<F2>
Per Capital Security . . . . .  $              <F2>             $

Total  . . . . . . . . . . . .  $              <F2>             $

<F1>  Plus accrued distributions, if any, from ____________, 199_.
<F2>  Before deducting expenses of the offering payable by Old Kent estimated to be $__,000.

                              -------------

     The Notes are offered by the Underwriters subject to prior sale, when as and if delivered to and accepted by the Underwriters, and subject to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Notes will be made in book-entry form only, through the facilities of DTC, on or about _____, 199_, against payment in immediately available funds.

                              -------------

                 [names of managing or lead underwriters]

      The date of this Prospectus Supplement is _________, 199_.

                         TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT
                                                                  PAGE

Description of The Notes . . . . . . . . . . . . . . . . . . . . . S-3
Recent Developments. . . . . . . . . . . . . . . . . . . . . . . . S-5
Purpose of The Offering. . . . . . . . . . . . . . . . . . . . . . S-5
Ratio of Earnings to Fixed Charges . . . . . . . . . . . . . . . . S-5
Capitalization . . . . . . . . . . . . . . . . . . . . . . . . . . S-6
Selected Consolidated Financial Data . . . . . . . . . . . . . . . S-7
Underwriting . . . . . . . . . . . . . . . . . . . . . . . . . . . S-9
Legal Opinions . . . . . . . . . . . . . . . . . . . . . . . . . .S-10

PROSPECTUS
                                                                  PAGE

Summary. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3
Old Kent Financial Corporation . . . . . . . . . . . . . . . . . . . 5
Use of Proceeds. . . . . . . . . . . . . . . . . . . . . . . . . . . 5
Supervision, Regulation And Other Matters. . . . . . . . . . . . . . 6
Description of Old Kent's Capital Securities . . . . . . . . . . . . 7
Description of Common Stock  . . . . . . . . . . . . . . . . . . . .10
Description of Preferred Stock . . . . . . . . . . . . . . . . . . .11
Description of Depositary Shares . . . . . . . . . . . . . . . . . .15
Description of Debt Securities . . . . . . . . . . . . . . . . . . .18
Description of Securities Warrants . . . . . . . . . . . . . . . . .26
Global Securities  . . . . . . . . . . . . . . . . . . . . . . . . .28
Plan of Distribution . . . . . . . . . . . . . . . . . . . . . . . .30
Validity of The Securities . . . . . . . . . . . . . . . . . . . . .32
Experts. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .32
Where to Find More Information . . . . . . . . . . . . . . . . . . .32

                              -------------
     No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained in this Prospectus Supplement or the Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by Old Kent. This Prospectus Supplement and the accompanying prospectus do not constitute an offer to sell or a solicitation of an offer to buy any of the Notes in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this Prospectus Supplement and the accompanying Prospectus at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.
                              -------------

                        DESCRIPTION OF THE NOTES

     The following description of the particular terms of the Notes offered by this Prospectus Supplement supplements, and to the extent inconsistent replaces, the description of the general terms and provisions of the Notes set forth in the accompanying Prospectus under "DESCRIPTION OF DEBT SECURITIES", to which description reference is made. The accompanying Prospectus sets forth the meaning of certain capitalized terms used in this Prospectus Supplement and not otherwise defined in this Prospectus Supplement.

GENERAL

     The Notes are a series of Subordinated Securities described in the accompanying Prospectus. They will be limited to $___ million aggregate principal amount, and will mature on _____, 20__. Refer to the accompanying Prospectus for a detailed summary of additional provisions of the Notes and of the Subordinated Indenture under which the Notes are issued.

     The Notes will bear interest at the rate of __% per annum from ____, 199__, payable semiannually in arrears on _____ and ____ of each year, commencing _____ 1, 199__, to the persons in whose names the Notes (or any predecessor Notes) are registered at the close of business on the preceding _____ 15 or ____ 15, as the case may be. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.

     The Notes may not be redeemed prior to their stated maturity and will not be subject to any sinking fund. The Notes are to be issued under an Indenture relating to subordinated debt securities dated as of ____, 199_ (the "Subordinated Indenture") between Old Kent and
____________, as trustee (the "Trustee"). The Indenture is incorporated by reference as an exhibit to the Registration Statement of which the Prospectus Supplement is a part.

SUBORDINATION

     The Notes will be unsecured and will be subordinated and junior in right of payment to Old Kent's obligations to the holders of Senior Indebtedness of Old Kent as described under "DESCRIPTION OF DEBT SECURITIES" in the accompanying Prospectus. At June 30, 1998, the aggregate amount of Senior Indebtedness senior to the Notes was approximately $____ million. The Subordinated Indenture does not prohibit or limit the incurrence of additional Senior Indebtedness by Old Kent.

     The Notes will rank equally with Old Kent's 6.625% Subordinated Notes due November 15, 2005. The Notes will be senior to Old Kent's floating rate junior subordinated debenture, dated January 31, 1997, issued to the Old Kent Capital Trust I. [Text to be provided discussing any additional debt as of the date of this Prospectus Supplement and its rank relative to the Notes]

LIMITED RIGHT OF ACCELERATION

     Payment of principal of the Notes may be accelerated only in the case of the bankruptcy, insolvency, or reorganization of Old Kent. There is no right of acceleration in the case of a default in the payment of principal of, premium, if any or interest on the Notes or in the performance of any other covenant of Old Kent in the Subordinated Indenture or in the Notes. See "DESCRIPTION OF DEBT SECURITIES -- Subordinated Debt" in the accompanying Prospectus.

DELIVERY AND FORM

     The Notes initially will be represented by global securities ("Global Securities") deposited with DTC and registered in the name of the nominee of DTC, except as set forth in the Prospectus. The Notes will be available for purchase in denominations of $1,000 and integral multiples thereof, in book-entry form only. Unless and until certificated Notes are issued under the limited circumstances described below, no beneficial owner of a Note shall be entitled to receive a definitive certificate representing a Note. So long as DTC or any successor depositary (collectively, the "Depositary") or its nominee is the registered holder of the Global Securities, the Depositary, or such nominee, as the case may be, will be considered to be the sole owner or holder of the Notes for all purposes of the Subordinated Indenture.

BOOK-ENTRY SYSTEM

     DTC has advised Old Kent that it is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participating organizations (the "Participants") and facilitate the clearance and settlement of securities transactions between Participants through electronic book-entry changes in accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations (including the Underwriters). Indirect access to the DTC system also is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (the "Indirect Participants"). Beneficial owners of the Notes that are not Participants or Indirect Participants but desire to purchase, sell or otherwise transfer ownership of, or other interest in, the Notes may do so only through Participants and Indirect Participants.

     Payments with respect to the Global Securities will be made by the Paying Agent to DTC or any successor depositary, or its nominee. Old Kent expects that any such Depositary, or its nominee, upon receipt of any payment of principal of or interest on the Global Securities will credit the amounts of its Participants with payments in amounts proportionate to such Participants' ownership interest in the Global Securities. Beneficial owners of the Notes, directly or indirectly, will receive distributions of principal and interest in proportion to their beneficial ownership through the Participants. Consequently, any payments to beneficial owners of the Notes will be subject to the terms, conditions and time of payment required by the Depositary, the Participants and Indirect Participants, as applicable. Old Kent expects that such payments will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name." Such payments will be the responsibility of such Participants and Indirect Participants. Neither Old Kent, the Trustee for the Notes, any Paying Agent nor the Note Registrar for the Notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Notes or for maintaining, supervising or reviewing any record relating to such beneficial ownership interests.

     Under the rules, regulations and procedures creating and affecting DTC and its operations, DTC is required to make book-entry transfers among Participants on whose behalf it acts with respect to the Notes and is required to receive and transmit distributions of principal and interest on the Notes. Participants and Indirect Participants with which beneficial owners of the Notes have accounts similarly are required to make book-entry transfers and receive and transmit such payments on behalf of their respective beneficial owners of the Notes. Accordingly, although beneficial owners of the Notes will not possess certificated Notes, beneficial owners will receive payments and will be able to transfer their interests.

     Since it is anticipated that the only holder of the Notes will be the Depositary or its nominee, beneficial owners of the Notes will not be recognized as holders of the Notes under the Subordinated Indenture unless certificated definitive Notes are issued. So long as the Notes are represented by the Global Securities, beneficial owners of the Notes will only be permitted to exercise the rights of holders of Notes indirectly through the Participants who in turn will exercise such rights through the Depositary. If the Depositary is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by Old Kent within 90 days, Old Kent will issue individual Notes in definitive form in exchange for the Global Securities representing the Notes. In addition, Old Kent may at any time and in its sole discretion determine not to have the Notes represented by Global Securities and, in such event, will issue individual Notes in definitive form in exchange for the Global Securities representing the Notes. In either instance, Old Kent will issue Notes in definitive form equal in aggregate principal amount to the Global Securities, in such names and in such principal amounts as the Depositary shall request.


                          RECENT DEVELOPMENTS

     [Text to be provided based on any previously unreported recent developments as of the date of this Prospectus Supplement.]


                        PURPOSE OF THE OFFERING

     The primary purpose of the offering is to further strengthen Old Kent's regulatory capital position. Because of regulatory capital requirements, the level of assets that Old Kent may maintain is limited by the level of regulatory capital. An increase in Old Kent's regulatory capital, which would result from the offering, would support an expansion of Old Kent's assets, regardless of the immediate application of the cash proceeds of the offering. The funds generated directly by the offering will be used to fund investments in loans and securities and for general corporate purposes.


                   RATIO OF EARNINGS TO FIXED CHARGES

     Old Kent's consolidated ratios of earnings to fixed charges for each of the periods indicated are set forth below:

                                 SIX MONTHS ENDED
                                     JUNE 30,       YEAR ENDED DECEMBER 31,
                                   1998   1997   1997   1996  1995  1994   1993
                                   ----   ----   ----   ----  ----  ----   ----
Earnings to Fixed Charges:
  Excluding Interest on Deposits    3.15   4.31   3.75   4.39  4.04  6.32   9.96
  Including Interest on Deposits    1.57   1.59   1.55   1.53  1.50  1.68   1.75

     For purposes of computing the ratios of earnings to fixed charges, earnings represent net income plus applicable income taxes and fixed charges. Fixed charges, excluding interest on deposits, represent interest expense on long-term debt and short term borrowings and the interest factor included in rents (which is deemed to be one-third of rental expense). Fixed charges, including interest on deposits, represent all interest expense and the interest factor included in rents. As of the date of this table, Old Kent had no outstanding securities entitled to preference dividends.


                             CAPITALIZATION

     The following table sets forth the consolidated capitalization of Old Kent and its subsidiaries and certain ratios as of June 30, 1998, and as adjusted to give effect to the consummation of the offering of the Notes. The following data should be read in conjunction with the consolidated financial statements and related notes of Old Kent and its subsidiaries incorporated in this Prospectus Supplement by reference.

                                                                   --------------------------------
                                                                     ACTUAL            AS ADJUSTED
                                                                     ------            -----------
                                                                       (dollars in thousands)
Long-term debt:
     6.625% Subordinated Notes due November 15, 2005 . . . .        $  100,000         $   100,000
     _.___% Subordinated Notes due ___________, 20__                        --             250,000
     Guaranteed preferred beneficial interests in Old Kent's
          Junior Subordinated Debentures due 2027  . . . . .           100,000             100,000
Shareholders' equity:
     Preferred stock: 25,000,000 shares authorized and unissued             --                  --
     Common stock, par value $1.00; 300,000,000 shares authorized;
        94,157,000 issued and outstanding. . . . . . . . . . . .        94,157              94,157
   Capital surplus . . . . . . . . . . . . . . . . . . . . .           237,996             237,996

                                      S-7

   Retained earnings . . . . . . . . . . . . . . . . . . . .           626,490             626,490
                                                                    ----------         -----------
     Total common stock, capital surplus and retained earnings         958,664             958,664
   Unrealized gains (losses) on securities available-for-sale            6,063               6,063
                                                                    ----------         -----------
      Total Shareholders' Equity . . . . . . . . . . . . . .           964,706             964,706
                                                                    ----------         -----------
                Total Capitalization . . . . . . . . . . . .        $1,164,706         $ 1,414,707
                                                                    ==========         ===========
Risk-based capital ratios:
     Tier 1 capital to risk-adjusted assets. . . . . . . . .              8.93%               8.93%
     Regulatory "well capitalized" tier 1 ratio. . . . . . .                 6%                  6%
     Regulatory minimum. . . . . . . . . . . . . . . . . . .                 4%                  4%
     Total capital to risk-adjusted assets . . . . . . . . .             11.13%              13.52%
     Regulatory "well capitalized" total capital ratio . . .                10%                 10%
     Regulatory minimum. . . . . . . . . . . . . . . . . . .                 8%                  8%
     Leverage ratio. . . . . . . . . . . . . . . . . . . . .              6.76%               6.76%
     Regulatory "well capitalized" leverage ratio  . . . . .                 5%                  5%
     Regulatory minimum. . . . . . . . . . . . . . . . . . .                 3%                  3%

_____________

                             SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth selected historical consolidated financial information for Old
Kent as of and for the periods indicated below.  The summary consolidated financial data as of and for the five years ended December 31, 1997 were derived from the audited consolidated financial statements of Old Kent incorporated in this Prospectus Supplement by reference.  The selected consolidated financial data should be read in conjunction with Old Kent's audited financial statements contained in Old Kent's Annual Report on Form 10-K for the year ended
December 31, 1997.  The selected consolidated financial data as of and for the six months ended
June 30, 1998 and 1997 are unaudited and include all adjustments consisting only of normal recurring accruals that, in the opinion of management, are necessary for a fair statement of results for those periods.
                                          SIX MONTHS ENDED
                                               JUNE 30,                              YEARS ENDED DECEMBER 31,
                                         1998          1997         1997           1996         1995         1994         1993
                                     ----------   ----------   -------------  ------------ ----------    -----------  ----------
SELECTED RESULTS OF OPERATIONS:
 Interest income . . . . . . .     $    524,198  $   500,306   $   1,021,269  $    947,307 $   909,819  $   759,186   $  692,151
 Interest expense. . . . . . .          257,998      239,925         495,342       453,019     433,126      303,551      264,564
                                   ------------  -----------   -------------  ------------ -----------  -----------   ----------
 Net interest income . . . . .          266,200      260,381         525,927       494,288     476,693      455,635      427,587

 Provision for credit losses             26,439       21,962          45,677        35,236      21,666       22,465       34,822
                                   ------------  -----------   -------------  ------------ -----------  -----------   ----------
 Net interest income after
   provision for credit losses          239,761      238,419         480,250       459,052     455,027      433,170      392,765
 Other income. . . . . . . . .          170,186      142,473         284,423       212,164     161,718      136,010      134,531
 Other expense . . . . . . . .          262,765      238,875         490,788       432,494     402,132      363,478      328,998
                                   ------------  -----------   -------------  ------------ -----------  -----------   ----------
 Income before income tax
    expense. . . . . . . . . .          147,182      142,017         273,885       238,722     214,613      205,702      198,298
 Income tax expense. . . . . .           51,053       48,202          93,581        80,021      72,799       68,618       66,974
                                   ------------  -----------   -------------  ------------ -----------  -----------   ----------
 Net income. . . . . . . . . .     $     96,129  $    93,815   $     180,304  $    158,701 $   141,814  $   137,084   $  131,324
                                   ============  ===========   =============  ============ ===========  ===========   ==========
CONSOLIDATED AVERAGE BALANCES:
 Total assets. . . . . . . . .       13,961,749   13,013,850    $ 13,298,246   $12,251,860 $11,674,214  $10,761,022   $9,718,875
 Loans . . . . . . . . . . . .        8,254,610    8,363,809       8,419,267     7,795,771   7,230,657    6,060,822    5,216,229
 Deposits. . . . . . . . . . .       10,324,833   10,232,575      10,268,402     9,762,694   9,317,428    8,805,055    8,064,628
 Subordinated debt . . . . . .          100,000      100,000         100,000       100,000      12,603           --        5,028
 Guaranteed preferred beneficial
   interest in Old Kent's
   junior subordinated debentures.      100,000      100,000         100,000            --          --                        --

 Total shareholders' equity <F1>        991,284    1,014,651       1,027,100     1,000,841     960,858      884,415      802,016

                                          SIX MONTHS ENDED
                                               JUNE 30,                              YEARS ENDED DECEMBER 31,
                                         1998          1997         1997           1996        1995          1994         1993
                                     ----------   ----------   -------------  ------------ ----------    -----------  ----------
CONSOLIDATED RATIOS:
 Return on average assets<F2>. . . .      1.38%       1.44%         1.36%          1.30%       1.21%         1.27%       1.35%
 Return on average equity<F2>. . . .     19.39       18.49         17.55          15.86       14.76         15.50       16.37
 Average equity to average
    assets<F2> . . . . . . . . . . .      7.10        7.80          7.72           8.17        8.23          8.22        8.25
 Period end capital to risk
    adjusted assets<F3>:
    Tier 1 . . . . . . . . . . . . .      9.16<F5>   10.56          9.52           9.45       10.59         10.84       12.61
    Total. . . . . . . . . . . . . .     11.35<F5>   12.84         11.73          11.75       13.01         12.11       13.87
 Period end Tier 1 leverage
    ratio <F3> . . . . . . . . . . .      7.11<F5>    7.94          7.37           7.31        7.88          7.30        7.78
Average net interest margin. . . . .       4.21       4.40          4.34           4.41        4.46          4.63        4.82
 Net Charge-offs to
    average loans. . . . . . . . . .        .47        .62           .58           0.54        0.19          0.16        0.33
 Impaired loans to loans <F4>. . . .        .85        .55           .65           0.53        0.58          0.88        1.12
 Allowance to loans. . . . . . . . .       2.01       1.88          1.86           2.05        2.35          2.44        2.72
 Allowance to impaired
    loans<F4>. . . . . . . . . . . .        237        342           288            388         403           277         243

____________________
<F1> Average total shareholders' equity includes average net unrealized gains (losses) on investment securities available for sale.
<F2> Average assets include average unrealized gains (losses) on investment securities available for sale.
<F3> The Federal Reserve guidelines for risk-based capital requirements applicable to all bank holding companies require minimum ratios of Tier 1 and total capital to risk-adjusted assets to be 4% and 8%, respectively.  The Federal Reserve's minimum leverage guidelines require all bank holding companies to maintain a ratio of Tier 1 capital to average assets of at least 3%.
<F4> Impaired loans include nonaccrual and restructured loans.
<F5> As of March 31, 1998.

                             UNDERWRITING

     Subject to the terms and conditions set forth in the underwriting agreement dated _____, 199_ (the "Underwriting Agreement"), Old Kent has agreed to sell to each of the Underwriters named below, and each of the Underwriters, for whom ______________________ [is] [are] acting as representative[s] (the "Representative[s]"), has severally agreed to purchase from Old Kent, the respective principal amounts of the Notes set forth opposite its name below.

                                                                 Principal
                                                                  Amounts
                  Underwriter                                     of Notes
------------------------------------------------------     -------------------
[insert name[s] of Representative[s]]  . . . . . . . . . .
[insert names of other Underwriters] . . . . . . . . . . .     --------------

          Total  . . . . . . . . . . . . . . . . . . . . .    ==============


     In the Underwriting Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the Notes offered if any of the Notes are purchased. If an Underwriter defaults, the Underwriting Agreement provides that, in certain circumstances, the purchase commitments of the nondefaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

     The following table sets forth the aggregate compensation to be paid to the Underwriters in connection with the issuance and distribution of the Capital Securities:

       UNDERWRITING DISCOUNT PER $1,000 NOTE          TOTAL DISCOUNT
                     $__________                       $__________

     Total expenses in connection with this offering, including underwriting discount, are estimated to be $____________.

     The Underwriters have advised Old Kent that they propose initially to offer the Notes to the public at the Price to Public set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in excess of .__% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a discount not in excess of .___% of such principal amount on sales to certain other dealers. After the initial public offering, the public offering price, concession, and discount may be changed.

     The Notes are a new issue of securities with no established trading market. Old Kent does not intend to apply for listing of the Notes on any securities exchange. Old Kent has been advised by the Underwriters that they may make a market in the Notes. The Underwriters, however, are not obligated to make a market in the Notes and may discontinue any market making at any time without notice. Old Kent cannot provide any assurance that a secondary market for the Notes will develop.

     In connections with this offering, the underwriters may effect transactions that stabilize or maintain the market price of the Notes at a level above that which might otherwise prevail in the open market. Such transactions may be effected in the over the counter market or otherwise. Such stabilizing, if commenced, may be discontinued at any time.

     Old Kent has agreed to indemnify the several Underwriters against, or contribute to payments that the Underwriters may be required to make in respect of, certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     Certain of the Underwriters or their affiliates have provided from time to time, and expect to provide in the future, investment or commercial banking services to Old Kent and its affiliates, for which these Underwriters or their affiliates have received or will receive customary fees and commissions.


                            LEGAL OPINIONS

     The validity of the Notes will be passed upon for Old Kent by Warner Norcross & Judd LLP, Grand Rapids, Michigan, and for the Underwriters by __________. Warner Norcross & Judd LLP and certain members of the firm are indebted to, and have banking and other trust relationships with Old Kent Bank, a subsidiary of Old Kent. As of May 27, 1998, partners of and attorneys employed by Warner Norcross & Judd LLP were the beneficial owners of 416,249 shares of Old Kent's common stock, which had an aggregate market value of $16,259,560 on that date (such number of shares has not been adjusted for a subsequent 5% stock dividend). Shares reported as beneficially owned include all shares as to which those persons have the direct or indirect, sole or shared, power to direct voting or disposition, including personal shares as well as shares held in fiduciary capacities.
                                      S-12